1050 - 400 Burrard Street Vancouver, British Columbia, Canada, V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
January 30, 2025	www.integraresources.com

INTEGRA HIGHLIGHTS IDAHO'S SPEED ACT TO SUPPORT PERMITTING EFFICIENCY, NEW FEDERAL INITIATIVES, AND REITERATES COMMITMENT TO ADVANCING PERMITTING AT DELAMAR

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) is pleased to offer its strong support for Idaho Governor Brad Little's Executive Order 2025-02, the Strategic Permitting, Efficiency, and Economic Development Act (the "SPEED Act" or the "Act"). The recently signed executive order creates a SPEED Council, comprised of Idaho state agency directors, to streamline collaboration across state agencies and expedite the review of state permits for development projects across all sectors in a coordinated manner. The SPEED Act emphasizes Idaho's commitment to responsible resource development and demonstrates that efficient permitting can effectively coexist with stringent environmental safeguards.

The SPEED Act is an important step toward advancing important Idaho based mining projects, such as Integra's DeLamar and Florida Mountain Project ("DeLamar" or the "Project"). In 2025, Integra is working to significantly advance and accelerate permitting efforts at DeLamar with the planned submission of a revised Mine Plan of Operations ("MPO") to reflect ongoing work as part of the upcoming Feasibility Study. Following the acceptance of the revised MPO, the U.S. Bureau of Land Management is expected to publish the Notice of Intent ("NOI") which will allow for the commencement of work on the Draft Environmental Impact Statement ("DEIS"). The NOI step of the National Environmental Policy Act ("NEPA") permitting process is integral as it begins formal engagement with all cooperating governmental agencies and stakeholders. DeLamar is one of the most advanced gold-silver development projects in the Western U.S. that will be actively moving forward through the NEPA mine permitting process in the next few years, demonstrating the significant scarcity value of the Project.

George Salamis, President, CEO and Director of Integra commented: "The SPEED Act underscores Idaho's action-oriented leadership when it comes to facilitating a competitive business jurisdiction. At a time when federal administrative policies, such as the recent Unleashing American Energy executive order, spell out clear directives to expedite permitting to secure domestic production of critical minerals, it is encouraging to see complementary federal and state level directives. Relevant to our stakeholders and shareholders alike, as owners of one of the largest and most advanced gold-silver mining projects in the Western U.S., Integra applauds both the federal and state initiatives designed to significantly accelerate new mine permitting. As a result, Integra is reiterating its commitment to significantly advancing its permitting efforts at DeLamar in 2025 to match these new initiatives."

Overview of State and Federal Initiatives

Governor Brad Little's Executive Order establishes the SPEED Council to streamline and improve Idaho's permitting process. By bringing together key state agencies under a coordinated framework, the Act aims to promote economic development while maintaining transparent and rigorous environmental and safety standards. Key responsibilities of the SPEED Council include:

  Early Consultation: Encouraging collaboration between permitting agencies and project proponents from an early stage.

  Coordinated Permitting: Implementing a unified, predictable, and timely review process for qualifying projects.

  Transparency and Efficiency: Requiring clear timelines, public reporting, and ongoing accountability measures for project approvals.

  Regulatory Optimization: Identifying and addressing duplicative, outdated, or unnecessarily lengthy regulations to support responsible growth.

The SPEED Council's stated goal is to foster responsible development, create jobs, and maintain a high quality of life for Idahoans by making permitting more efficient and transparent, all while upholding strong environmental and safety considerations.

Details on the SPEED Act can be found on Idaho's official government website: https://gov.idaho.gov/pressrelease/gov-little-signs-speed-act-to-further-streamline-state-permitting/

The United States Federal Government recently issued the Unleashing American Energy Executive Order ("the Order"), aiming to boost domestic energy and mineral production, reduce reliance on foreign adversaries for sourcing of materials, and solidify the United States' pathway towards domestic energy and mineral security. Sections of The Order include specific directives aimed to make federal permitting more efficient and promote the responsible domestic production of minerals. The federal and Idaho state directives jointly recognize the importance of a clean and safe environment while taking important steps to support the responsible development of domestic mineral resources.

Details on the Order can be found on the official White House website: https://www.whitehouse.gov/presidential-actions/2025/01/unleashing-american-energy/

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: disclosure regarding the anticipated effects of the SPEED Act and the Order; the future financial or operating performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023 and Florida Canyon Gold Inc.'s listing application on TSX Venture Exchange Form 2B, each of which are available on the respective SEDAR+ issuer profiles for the Company and Florida Canyon Gold Inc. available at www.sedarplus.ca.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release